Filed by BlackRock California Municipal Income Trust II
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company:  BlackRock California Municipal Income Trust
Commission File No. 811-10331

Contact:
1-800-882-0052

BlackRock Announces Closing of Closed-End Fund Reorganizations

New York, February 1, 2010 – BlackRock, Inc. today announced that the reorganizations of each of BlackRock California Municipal Income Trust II (NYSE Amex:BCL), BlackRock California Insured Municipal Income Trust (NYSE:BCK) and BlackRock California Municipal Bond Trust (NYSE:BZA) into BlackRock California Municipal Income Trust (NYSE:BFZ) are effective as of the opening for business of the New York Stock Exchange on February 1, 2010.

In the reorganizations, BFZ acquired substantially all of the assets and liabilities of BCL, BCK and BZA in a tax-free transaction in exchange for an equal aggregate value of newly-issued common and preferred shares of BFZ.  Common shareholders of BCL, BCK and BZA received common shares of BFZ in an amount equal to the aggregate net asset value of BCL, BCK and BZA common shares, as applicable, as determined at the close of business on January 29, 2010, less the costs of the applicable reorganization (although cash was distributed for any fractional common shares).  Preferred shareholders of BCL, BCK and BZA received preferred shares of BFZ in an amount equal to the aggregate preferred share liquidation preference held by preferred shareholders of BCL, BCK and BZA prior to the reorganizations.

Relevant details pertaining to the reorganizations are as follows:
Fund	NAV/Share ($)	Conversion Ratio
BlackRock California Municipal Income Trust	$13.7490	N/A
BlackRock California Municipal Income Trust II	$13.6530	0.99301767
BlackRock California Insured Municipal Income Trust	$13.4116	0.97546003
BlackRock California Municipal Bond Trust	$14.3684	1.04505055

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide.  At December 31, 2009, BlackRock’s AUM was $3.346 trillion.  BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®.  Headquartered in New York City, as of December 31, 2009, the firm has approximately 8,500 full-time employees in 24 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa.  For additional information, please visit the firm’s website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock or BCL, BCK, BZA or BFZ (the “Funds”) may make, may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the future financial or business performance, strategies or expectations of BlackRock or the Funds.  Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and neither BlackRock nor any of the Funds assumes a duty to or undertakes to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the Fund’s net asset value, market price and distribution rate; (2) the performance of the Fund’s investments; (3) the impact of increased competition; (4) the extent and timing of any distributions or share repurchases; (5) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or BlackRock, as applicable; and (6) BlackRock’s ability to attract and retain highly talented professionals.

The Annual and Semi-Annual Reports and other regulatory filings of the BlackRock Closed-End Funds with the SEC are accessible on the SEC's web site at www.sec.gov and on BlackRock’s web site at www.blackrock.com, and may discuss these or other factors that affect the Closed-End Funds. The information contained on our web site is not a part of this press release.

The Joint Proxy Statement/Prospectus relating to the reorganizations contains important information and shareholders are urged to read it. Free copies of the Joint Proxy Statement/Prospectus are available by calling BlackRock at (800) 882-0052 or on the SEC's web site at www.sec.gov.